

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 19, 2009

K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, B.C. Canada V6A 1B6

> **Re: Angiotech Pharmaceuticals, Inc.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Filed March 16 2009, March 23, 2009 and November 6, 2009**
> **File No. 000-30334**

Dear Mr. Bailey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief